

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2026

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC 3124 Australia

      Re: Propanc Biopharma, Inc.
             Registration Statement on Form S-1
             Filed April 10, 2026
             File No. 333-295002

Dear James Nathanielsz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Chase Chandler, Esq.